FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person

Rankin, William G.

425 Corporate Circle

Golden, CO 80401

2. Issuer Name and Ticker or Trading Symbol

UQM Technologies, Inc. (UQM)

3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####

4. Statement for Month/Year

July, 2002

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer

Officer: Chairman and President

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1. Title of Security (Instr. 3)

Line 1 - Common Stock

 2. Transaction Date (Month/Day/Year)

Line 1 - N/A

 3. Transaction Code (Instr. 8)

Line 1 - N/A

 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

Line 1 - N/A

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

94,000 Shares.

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

All Holdings are Direct

7. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

Line 1 - Call Option

Line 2 - Call Option

Line 3 - Call Option

2. Conversion or Exercise Price of Derivative Security

Line 1 - $3.50

Line 2 - $3.50

Line 3 - $3.50

3. Transaction Date (Month/Day/Year)

Line 1 - July 8, 2002

Line 2 - July 8, 2002

Line 3 - July 8, 2002

4. Transaction Code (Instr. 8)

Line 1 - Code: J; V: Voluntary

Line 2 - Code: J; V: Voluntary

Line 3 - Code: J; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D)

(Instr. 3, 4 and 5)

Line 1 - D: 1

Line 2 - D: 1

Line 3 - D: 1

6. Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date exercisable: July 9, 1993; Expiration Date: July 8, 2002

Line 2 - Date exercisable: July 9, 1994; Expiration Date: July 8, 2002

Line 3 - Date exercisable: July 9, 1995; Expiration Date: July 8, 2002

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - Title: common stock; Number of shares: 17,107

Line 2 - Title: common stock; Number of shares: 17,107

Line 3 - Title: common stock; Number of shares: 17,108

8. Price of Derivative Security (Instr. 5)

Line 1 - N/A

Line 2 - N/A

Line 3 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

Call Options on 828,673 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

828,673 Shares Direct

 11. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

Explanation of Responses: Expiration of out-of-the-money call options unexercised.

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/William G. Rankin                             August 7, 2002

**Signature of Reporting Person          Date